UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Luckin Coffee Inc.

(Name of Issuer)
American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share

(Title of Class of Securities)
54951L109

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,200,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,200,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12		TYPE OF REPORTING PERSON IA

*Includes (i) American depositary shares covering 27,200,000 Class A ordinary shares, par value $0.000002 per share, and (ii) call options to purchase American depositary shares covering 8,000,000 Class A ordinary shares.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,026,208*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,026,208*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,026,208*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12		TYPE OF REPORTING PERSON CO

 *Includes (i) American depositary shares covering 18,565,408 Class A ordinary shares, par value $0.000002 per share, and (ii) call options to purchase American depositary shares covering 5,460,800 Class A ordinary shares.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer

Luckin Coffee Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road

Siming District, Xiamen, Fujian, People’s Republic of China 361008

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Melvin Capital Management LP (the “Firm”), a Delaware limited partnership, 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Melvin Capital Master Fund Ltd (“Melvin Master”), a Cayman Islands exempted company, 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2.	(d) Title of Class of Securities

American depositary shares (“ADSs”) each representing eight (8) Class A ordinary shares, par value US$0.000002 per share

Item 2.	(e) CUSIP No.:

54951L109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)    ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 4. Ownership

Information with respect to the Firm’s and Melvin Master’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Melvin Master.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 35,200,000*

(b) Percent of Class: 10.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 35,200,000*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 35,200,000*

As reported in the cover pages to this report, the ownership information with respect to Melvin Master is as follows:

(a) Amount Beneficially Owned: 24,026,208*

(b) Percent of Class: 7.2%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 24,026,208*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 24,026,208*

*The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”), and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”). As of December 31, 2019, the Firm may be deemed to beneficially own an aggregate of 35,200,000 Class A ordinary shares of the Issuer. The number of shares reported above consists of (i) ADSs covering 18,565,408 shares, and call options to purchase ADSs covering 5,460,800 shares, held by Melvin Master, (ii) ADSs covering 3,108,376 shares, and call options to purchase ADSs covering 914,400 shares, held by Melvin Onshore and (iii) ADSs covering 5,526,216 shares, and call options to purchase ADSs covering 1,624,800 shares, held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 334,734,912 Class A ordinary shares reported as issued and outstanding in the Issuer’s report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on November 20, 2019.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

Melvin Capital Management LP

By: /s/ Evan Cohen

Evan Cohen, Chief Compliance Officer

Melvin Capital Master Fund Ltd

By: /s/ Evan Cohen

Evan Cohen, Chief Compliance Officer

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 7 of 7 Pages

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of November 22, 2019, by and among Melvin Capital Management LP and Melvin Capital Master Fund Ltd (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed with the Securities and Exchange Commission on November 22, 2019).